                                                                   EXHIBIT 99.1

Contacts:       Keith Hall                    Brian Regan                         Deborah Roth
                Senior Vice President         Vice President of                   Senior Director,
                and CFO                       Finance                             Corporate Communications
                (704) 944-8580                (704) 944-8531                      (704) 944-8571
                khall@lendingtree.com         bregan@lendingtree.com              droth@lendingtree.com
                ---------------------         ----------------------              ---------------------

         LENDINGTREE'S SECOND QUARTER 2002 RESULTS EXCEED EXPECTATIONS;
               CONTINUES TO POST RECORD REVENUE AND NET RESULTS

         - Record second quarter revenue of $24.5 million increases 15% over previous quarter and 55% over the second quarter of 2001.

         - Net loss attributable to common shareholders of $1.1 million, or $0.05 per share, is lower than analysts' expectations by $0.5 million, or $0.03 per share, and is favorable to the previous quarter and to the second quarter of 2001 by $1.7 million and $11.2 million, respectively.

         - Second quarter EBITDA[1] of $1.7 million is favorable to guidance by $0.4 million and represents an improvement of $7.2 million over the same period in 2001.

         - Company reiterates 2002 outlook and expectation to earn GAAP net income in the third quarter.

         - 2003 guidance introduced with revenue growth of 30% to $126.0 million, positive EPS of $0.33 per diluted share, and EBITDA growth of 80% to $16.0 million.

CHARLOTTE, N.C., JULY 24, 2002 -- LendingTree, Inc. (NASDAQ: TREE), the leading online lending exchange and technology provider, today announced financial results for its second quarter ended June 30, 2002, continuing its trend of record revenue and lower losses. For the quarter, the Company posted revenue of $24.5 million, which is $3.2 million, or 15%, greater than the first quarter of 2002 and $8.7 million, or 55%, greater than the revenue for the second quarter of 2001. Total revenue for the first half of 2002 was $45.7 million, which represents growth of 63% over the same period last year.

Net loss attributable to common shareholders in the second quarter was $1.1 million, or $0.05 per share, beating analysts' consensus estimates by $0.03 per share. This is $1.7 million, or 60%, favorable to the previous quarter and $11.2 million less than the same quarter in 2001. The net loss attributable to common shareholders for the first half of 2002 was $4.0 million, representing an improvement of $18.6 million, or 82%, over the same period in 2001.

For the second quarter, the Company earned EBITDA[1] (earnings before interest, depreciation, amortization, and non-cash compensation charges) of $1.7 million, exceeding guidance and analyst consensus expectations by $0.4 million. EBITDA for the second quarter was $0.3 million greater than first quarter EBITDA and $7.2 million favorable to the EBITDA loss for the second quarter of 2001. The difference between the net loss attributable to common shareholders and EBITDA for the second quarter resulted from non-cash charges of: $1.9 million for depreciation and amortization expense, $0.7 million in dividend expense and accretion on preferred stock, and $0.4 million in stock-based compensation expense. These non-cash charges were partially offset by $0.2 million in net interest and non-operating income. The Company utilizes EBITDA as a key measure when evaluating operating performance.

Doug Lebda, founder and CEO, stated, "Our positive second quarter results continued the trend of achieving our top line growth goals while exceeding bottom line expectations. Once again, we grew quarterly revenue, contribution margin, and loans facilitated by our Exchange to record levels. As expected, lenders continued to compete more aggressively for consumer loans from the LendingTree exchange in the second quarter as volume from their traditional channels contracted. Consequently, for the first time ever, the quarterly transmit rates for our mortgage and home equity products both exceeded 80%, and the average number of lenders to whom these loan requests were transmitted exceeded three. Another significant factor in our revenue growth was our average closing rate, which increased to an all-time high of 14.0%, up from 11.4% in the first quarter, an improvement of nearly 23%."

Lebda continued, "We are also encouraged by the strong quarterly results of our realty services exchange. Revenue earned from realty services was nearly $2.7 million, exceeding guidance by 39% and more than double the previous quarter. Additionally, many of the affinity partnerships that were initially built around the realty services product have successfully expanded to consumer loans, fueling further growth in our lending exchange."

Keith Hall, senior vice president and CFO, stated, "As a result of the continued improvement in transmit and closing rates, our average revenue per transmitted loan request grew to a record $55.89, exceeding our expectations by 12% and improving 17% over the previous quarter. Higher revenue per transmit resulted in a contribution margin per transmit of $22.43, which was favorable to the prior quarter by 17%. Higher revenue and contribution margin per transmit have contributed directly to the Company improving top and bottom line results. The resulting net loss for the second quarter improved to $0.4 million, indicating we are on track to achieve positive GAAP net income next quarter and our first positive EPS in the fourth quarter, consistent with our previous guidance."

Hall added, "At the end of the second quarter, LendingTree had $13.9 million in cash, and we did not have any balances outstanding under our available credit facilities. Based on our current cash position and outlook for positive operating results for the balance of the year, we remain confident that we will have more than adequate cash to fund our operating needs for the foreseeable future, including the payment of cash dividends to holders of our preferred stock."

BUSINESS OUTLOOK

Hall continued, "We remain confident with our business outlook and are reaffirming guidance for the remainder of 2002. For 2003, we expect to grow revenue by 30% to $126.0 million, to earn net income attributable to common shareholders of $9.2 million, or $0.33 per diluted share, and to grow EBITDA by 80% to $16.0 million."


The following information is based on current expectations. Actual results may differ materially. These statements are forward-looking and do not reflect the potential impact of events that may occur after the date of this release, including the risks described below under the caption "Disclosure Regarding Forward-Looking Statements."

(all figures in millions, except %, per share and per transmit data)
                                         2002 ACTUAL             2002 GUIDANCE          2002         2003
                                       ----------------          --------------      ----------   ---------
            P&L DATA                   Q1           Q2           Q3          Q4      FULL YEAR    FULL YEAR
            --------                   --           --           --          --      ----------   ---------
Revenue

        Loan Exchange               $18.3(2)        $20.5        $22.4      $21.7        $82.9       $108.0

        Realty Exchange              $1.3(2)         $2.7         $2.6       $2.3         $8.9        $13.0

        Lend-X Technology            $1.6(2)         $1.3         $1.0       $1.0         $4.9         $5.0
                                    -----           -----        -----      -----        ------      ------

Total Revenue                       $21.3(2)        $24.5        $26.0      $25.0        $96.7       $126.0

Gross Margin                        $18.0(2)        $20.7        $21.8      $21.0        $81.5       $105.8

Gross Margin %                      84.8%(2)        84.4%        83.8%      84.0%        84.2%        84.0%

Cash Operating Expense              $16.6(2)        $19.0        $19.2      $17.8        $72.6        $89.8
                                    -----           -----        -----      -----        ------      ------

EBITDA [1]                           $1.4(2)         $1.7         $2.6       $3.2         $8.9        $16.0
                                    =====           =====        =====      =====        ======      ======

Net Interest and Non-cash Items      $2.1(2)         $2.1         $2.1       $1.9         $8.2         $4.4
                                    -----           -----        -----      -----        ------      ------

Net (Loss) / Income                 ($0.7)(2)       ($0.4)        $0.5       $1.3         $0.7        $11.6
                                    =====           =====        =====      =====        ======      ======

Net (Loss) / Income Attributable
to Common Shareholders              ($2.8)(2)       ($1.1)       ($0.2)      $0.6        ($3.5)        $9.2
                                    =====           =====        =====      =====        ======      ======

EBITDA Per Share-Basic              $0.07(2)        $0.08        $0.12      $0.15        $0.42        $0.70
                                    =====           =====        =====      =====        ======      ======

EPS - Basic                        ($0.15)(2)      ($0.05)      ($0.01)     $0.03       ($0.17)       $0.40
                                    =====           =====        =====      =====        ======      ======

EPS - Diluted                      ($0.15)(2)      ($0.05)      ($0.01)     $0.03       ($0.17)       $0.33
                                    =====           =====        =====      =====        ======      ======

Weighted Average Common Shares-
Basic(3,4)                           19.4            20.8         21.9       22.0         21.0         23.0

Weighted Average Common Shares -
Diluted                               N/A             N/A          N/A        N/A          N/A         34.8

(1) EBITDA, as determined by the Company, is net income (loss) per GAAP, excluding net interest income/expense, depreciation and amortization expense, and non-cash stock-based compensation charges. EBITDA is not a substitute for operating performance measures under GAAP and may be different from the presentation of financial information by other companies. GAAP measures of operating performance are included in the Company's financial statements attached hereto and in its quarterly and annual filings with the SEC.

(2) Includes one-time credit for a revision to an estimate of approximately $0.6 million related to incentive compensation. Excluding this positive adjustment, cash operating expense for the quarter was $17.2 million, EBITDA was $0.8 million, or $0.04 per basic share, net loss was $1.3 million, net loss attributable to common shareholders was $3.4 million, and net loss per basic share was $0.18.


(3) For the quarter ended June 30, 2002, basic weighted average common shares outstanding exclude 10.5 million weighted average potential common shares. Potential common shares consist of 6.6 million shares issuable upon the assumed conversion of convertible preferred stock and 3.9 million net shares issuable from options and warrants under the treasury stock method.

(4) As of June 30, 2002, the Company has 22.1 million common shares issued and outstanding, 6.3 million options and warrants outstanding, and 6.0 million shares of preferred stock convertible into 6.6 million shares of common stock.

                                         2002 ACTUAL             2002 GUIDANCE          2002         2003
                                       ----------------          --------------      ----------   ---------
           KEY METRICS                 Q1           Q2           Q3          Q4      FULL YEAR    FULL YEAR
           -----------                 --           --           --          --      ----------   ---------
Volume Transmitted Loan Requests        382           367          390        380        1,519        1,850
(000's)

Variable Marketing Expense ($ in       $9.0         $10.3        $10.4       $9.8        $39.5        $51.0
millions)

Per Transmit Metrics:

Revenue                              $47.93       $55.89       $57.44     $57.11       $54.59       $58.38

Variable Marketing Exp.              $23.49       $28.17       $26.67     $25.79       $26.01       $27.57

Cost of Revenue                       $5.21        $5.29        $6.32      $6.28        $5.78        $6.42
                                     ------       ------       ------     ------       ------       ------

Total Contribution Margin            $19.23       $22.43       $24.45     $25.04       $22.80       $24.39
                                     ======       ======       ======     ======       ======       ======


The above information is based on current expectations. Actual results may differ materially. These statements are forward-looking and do not reflect the potential impact of events that may occur after the date of this release, including the risks described below under the caption "Disclosure Regarding Forward-Looking Statements."

CONFERENCE CALL INFORMATION: LendingTree has scheduled a conference call to discuss the company's financial results for the second quarter of 2002 on Thursday, July 25th at 8:30 a.m. EST. To listen to the conference call, please dial (888) 799-0558. A replay of the call will be available starting two hours after the completion of the call until August 1, 2002. The dial-in number for the replay will be 800-642-1687, Conference ID # 4801462. The conference call will also be available via Webcast at LendingTree.com.

ABOUT LENDINGTREE, INC.

Founded in 1996, LendingTree (NASDAQ: TREE) is the leading online lending Exchange that connects consumers, Lenders, and related service providers. The LendingTree Exchange is made up of more than 170 banks, lenders, and brokers (Lenders) and has facilitated more than $26 billion in closed loans since inception. Millions of consumers have accessed the LendingTree Exchange though the Company's site at www.lendingtree.com and through online and offline partners. Loans available via the LendingTree Exchange include home mortgage, home equity, automobile, personal, debt consolidation, and credit cards. LendingTree is the No. 1 brand in the online lending market for consumers, with 59 percent national awareness. The LendingTree Lend-X technology has been cited as `the platform of choice'1 for online lending and has been adopted by industry leaders to power their online lending initiatives. The LendingTree RealtyServices offering connects consumers to a nationwide network of approximately 6,500 real estate professionals. The Company's services and products are specifically designed to empower consumers, Lenders, and related service providers throughout the lending process, on and offline, delivering convenience, choice, and excellent value.

1        Resuscitating Mortgage Lending. Forrester Research, March 2001


Disclosure Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements and information regarding: our guidance regarding our projected financial and operating results through the end of 2003; and our belief that our current cash balance and projected positive results from operations will adequately fund our cash needs for the foreseeable future. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those set forth in the forward looking statements. The Company's actual results might differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with the Company's business, which include, but are not limited to: variations in consumer demand or acceptance; the willingness of lending institutions to offer their products over the Internet; further changes in the Company's relationships with existing lenders, companies, and/or strategic partners; the Company's ability to attract and integrate new lending companies and strategic partners; implementation of competing Internet strategies by existing and potential lending participants; implementation and acceptance of new product or service offerings; consumer lending industry regulation; competition in all aspects of the Company's business; fluctuations in operating results; or other unforeseen factors. The forward-looking statements should be considered in the context of these and other risk factors disclosed in the Company's filings with the Securities and Exchange Commission.

                                     # # #



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